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Filed pursuant to General
Instruction II.L of Form F-10;
File No. 333-175381

              PROSPECTUS SUPPLEMENT
(To the Short Form Base Shelf Prospectus dated July 14, 2011)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

February 24, 2012

35,000,000 Shares

US$2.00 per Common Share

                We are hereby qualifying for distribution 35,000,000 common shares (the "common shares") of YM BioSciences Inc. at a price of US$2.00 per common share. Our common shares are listed on the NYSE Amex ("NYSE AMEX") under the symbol "YMI" and on the Toronto Stock Exchange ("TSX") under the symbol "YM." On February 23, 2012, the last reported sale price of our common shares on the NYSE AMEX was US$2.05 per common share and C$2.04 per common share on the TSX.

                Our business and an investment in our securities involve significant risks. See "Risk Factors" beginning on page S-14 of this prospectus supplement.

	Per Common Share	Total
Public offering price	US$2.00	US$70,000,000
Underwriting discounts and commissions	US$.12	US$4,200,000
Proceeds, before expenses, to us	US$1.88	US$65,800,000

                The underwriters may also exercise their option to purchase up to an additional 5,250,000 of our common shares from us, at the public offering price, less the underwriting discount and commissions, for 30 days after the date of this prospectus supplement. This prospectus supplement qualifies both the grant of the over-allotment option and the issuance of our common shares on the exercise of the over-allotment option. See "Underwriting."

                NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, in accordance with Canadian generally accepted accounting principles and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of United States companies.

                The common shares offered hereby are not being offered for sale to the public in Canada under this prospectus supplement. See "Underwriting." Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying prospectus fully.

                Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated or organized under the laws of Nova Scotia, Canada, a majority of our directors are not United States residents, a majority of our officers and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

Sole Book-Running Manager

BofA Merrill Lynch

Lead Manager

Wells Fargo Securities
JMP Securities Collins Stewart Rodman & Renshaw, LLC Roth Capital Partners

              The common shares will be issued and sold pursuant to an underwriting agreement dated February 24, 2012 between us and Merrill Lynch, Pierce Fenner & Smith Incorporated, acting as representative and sole book-running manager on behalf of several underwriters including Wells Fargo Securities, LLC, as lead manager, JMP Securities LLC, Collins Stewart LLC, Rodman & Renshaw, LLC and Roth Capital Partners, LLC.

              The underwriters, as principals, are conditionally offering the common shares, subject to prior sale, when, as and if issued and accepted by them in accordance with the terms and conditions in the underwriting agreement referred to under "Underwriting," and subject to the approval of legal matters by their counsel, including the validity of the common shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments may be increased or the underwriting agreement may be terminated. In connection with the offering, the underwriters may, subject to applicable laws, engaged in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price. The offering price of the common shares sold under the underwriting agreement was determined by negotiation between us and the underwriters. After the initial offering of common shares pursuant to this prospectus supplement, the public offering price, concession or any other term of the offering may be changed. See "Underwriting."

              Delivery of the common shares is expected to be made on or about February 29, 2012, and in any event not later than March 15, 2012. If the underwriters exercise the over-allotment option in full, the total underwriting discounts and commissions payable by us will be US$4,830,000, and the total proceeds to us, before expenses, will be US$75,670,000. See "Underwriting–Commissions and Discounts." We estimate the total expenses of this offering, excluding underwriting commissions and discounts, to be approximately US$300,000.

              A purchaser who acquires common shares forming part of the underwriters' over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Underwriters' Position	Maximum size or number of securities available	Exercise period	Exercise price
Over-allotment option	5,250,000 common shares	Exercisable at any time until the date that is 30 days following the date of this prospectus supplement	US$2.00 per common share, less the underwriting discount

              Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated by reference in this prospectus supplement and the short form base shelf prospectus may be obtained on request without charge from Vice-President, Finance and Administration of YM BioSciences Inc. at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

S-ii

Prospectus Supplement

Prospectus

EXCHANGE RATES	1
PRESENTATION OF FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
ADDITIONAL INFORMATION	4
ENFORCEABILITY OF CIVIL LIABILITIES	4
FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	8
PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS	19
USE OF PROCEEDS	19
DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION	19
DESCRIPTION OF WARRANTS	21
DESCRIPTION OF UNITS	22
PLAN OF DISTRIBUTION	22
CERTAIN INCOME TAX CONSIDERATIONS	23
AUDITORS	23
LEGAL MATTERS	23
TRANSFER AGENT AND REGISTRAR	23
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	23

S-iii

 IMPORTANT NOTICE

              This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding YM BioSciences Inc. contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about YM BioSciences Inc. to which we refer you in the sections of this prospectus supplement entitled "Documents Incorporated By Reference" and "Where You Can Find More Information."

              You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

              This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement on Form F-10 that we have filed with the United States Securities and Exchange Commission. Each time we sell our securities under the accompanying prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The shelf registration statement was declared effective by the SEC on July 15, 2011. This prospectus supplement describes the specific details regarding this offering including the price, number of common shares being offered, the risks of investing in our common shares and the placement arrangements. The accompanying prospectus provides general information about us some of which, such as the section entitled "Plan of Distribution," may not apply to this offering. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

              In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to "US$" and "$" are to the lawful currency of the United States and all references to "C$" are to the lawful currency of Canada. In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on February 23, 2012. See "Exchange Rate Information."

              Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

              In this prospectus supplement, "YM," "we," "us," and "our" refer to YM BioSciences Inc. and its subsidiaries.

              The financial statements and other financial information as of, and for the years ended, June 30, 2011, 2010 and 2009 included or incorporated by reference in this prospectus supplement are in Canadian dollars and have been determined using Canadian generally accepted accounting principles ("Canadian GAAP") in effect as at the date of such financial statements or information, as applicable, unless otherwise indicated. Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles ("U.S. GAAP"). Therefore, our consolidated financial statements incorporated by reference in this prospectus supplement and in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus may not be comparable to consolidated financial statements prepared in accordance with U.S. GAAP. You should refer to Note 18 of our consolidated financial statements for the fiscal years ended June 30, 2011, 2010 and 2009 and the related consolidated statement of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2011, 2010 and 2009, incorporated by reference in the prospectus and this prospectus supplement, for a discussion of the differences between Canadian GAAP and U.S. GAAP. On July 1, 2011, we commenced reporting under Canadian generally accepted accounting principles as revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The financial statements and other financial information as of, and for the six-month period ended, December 31, 2011 and 2010 included or incorporated by reference in the prospectus and this prospectus supplement are in Canadian dollars and have been prepared in accordance with IFRS. IFRS differs in some material respects from U.S. GAAP, and, as such, these financial statements may not be comparable to the financial statements of United States companies. A description of material differences between IFRS and Canadian GAAP as in effect prior to July 1, 2011 and details on the conversion to IFRS are provided in our Management's Discussion and Analysis and in Note 16 to our unaudited condensed consolidated interim financial statements for the six months ended December 31, 2011, which are incorporated by reference herein.

              This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See "Documents Incorporated by Reference."

 EXCHANGE RATE INFORMATION

              In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in U.S. dollars. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Bank of Canada.

	Years Ended June 30,			Six Months Ended December 31, 2010	Six Months Ended December 31, 2011
	2009	2010	2011
Low	$0.7692	$0.8580	$0.9430	$0.9381	$0.9430
High	$0.9984	$1.0039	$1.0583	$1.0054	$1.0583
Average	$0.8575	$0.9475	$1.0117	$0.9749	$0.9992
End	$0.8602	$0.9429	$0.9833	$1.0054	$0.9833

              On February 23, 2012, the inverse of the noon exchange rate quoted by the Bank of Canada for Canadian dollars was C$1.00 = $1.0015 (US$1.00 = C$0.9985).

 ENFORCEMENT OF CIVIL LIABILITIES

              We are a corporation existing under the laws of Nova Scotia, Canada. Our head office is located in Mississauga, Ontario. Most of our directors and officers, and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for investors in the United States to bring an action against such directors, officers or experts to enforce against those persons or us a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States.

              We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally. The enforceability of a United States judgment in Canada will be subject to the following defences: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

              We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed YM BioSciences USA Inc. as our agent.

 FORWARD-LOOKING STATEMENTS

              This prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, contain "forward-looking statements" within the meaning of the Canadian and U.S. federal securities laws. The words "may," "likely," "believe," "plan," "will," "anticipate," "expect," "intend," "estimate," "project," "future" and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The forward-looking statements in this prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, include, among others, statements with respect to:

  •
  our expected expenditure and accumulated deficit levels;

  •
  our intentions with respect to acquiring or investing in production facilities;

  •
  production quantities;

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  our ability to obtain sufficient supplies of our products;

  •
  our ability to identify licensable products or research suitable for licensing and commercialization;

  •
  the locations of our clinical trials;

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  our intention to license products from multiple jurisdictions;

  •
  our ability to obtain necessary funding on favourable terms or at all;

  •
  our potential sources of funding;

  •
  our business strategy;

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  our drug development plans;

  •
  our ability to obtain licenses on commercially reasonable terms;

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  the effect of third party patents on our commercial activities;

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  our intentions with respect to developing manufacturing, marketing or distribution programs;

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  our expectations with respect to the views toward our products held by potential partners;

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  our plans for generating revenue;

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  our plans for increasing expenditures for the development of certain products;

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  our strategy for protecting our intellectual property;

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  the success of trial results, the timing for the receipt thereof, and the efficacy of our products;

  •
  the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and

  •
  our plans for future clinical trials and for seeking clinical clearance.

              Our statements of "belief," "estimates," "expectations" and other similar statements are based primarily upon (i) our belief that we have a reasonable scientific basis to expect particular results to occur based upon data acquired to date from our clinical program; (ii) our assumption that we will obtain favourable clinical trial results within the expected timeframe; (iii) our assumption that we will adequately protect proprietary information and technology from competitors; (iv) our assumption that market data and reports reviewed by us are accurate and that we will be able to compete in the targeted markets; (v) assumptions relating to the availability of capital on terms that are favourable to us; (vi) assumptions relating to the feasibility of future clinical trials; and (vii) our assumption that our business plan will not be substantially modified.

              Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from the anticipated future results, events or developments expressed or implied by such forward-looking statements. These forward looking statements are based on our beliefs and expectations on the date the statements are made. Factors that could cause actual results, events and developments to differ materially from those set forth in the forward-looking statements include, but are not limited to:

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  our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing;

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  general economic, business and market conditions;

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  our ability to successfully and timely complete clinical studies;

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  product development delays and other uncertainties related to new product development;

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  our ability to attract and retain business partners and key personnel;

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  our ability to profitably commercialize our products;

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  our product trials not yielding positive results or not obtaining regulatory market approvals for our products;

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  the extent of any future losses;

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  our ability to establish or manage manufacturing, development or marketing collaborations;

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  delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

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  dependence on third parties for successful commercialization of our products;

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  our ability to obtain development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

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  termination of our exclusive licenses or conversion of our exclusive licenses to non-exclusive licenses or our inability to enforce our rights under our licenses;

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  our ability to obtain patent protection and protect our intellectual property rights;

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  commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

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  uncertainty related to intellectual property liability rights and liability claims asserted against us;

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  the uncertainty of recovery of advances to subsidiaries;

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  the impact of competitive products and pricing;

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  future levels of government funding; and

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  additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this prospectus supplement and the accompanying prospectus. See "Risk Factors" herein and therein.

              Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

 DOCUMENTS INCORPORATED BY REFERENCE

              This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering.

              We are incorporating by reference in this prospectus supplement certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

              You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Vice-President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under "Where You Can Find More Information."

              The following documents are specifically incorporated by reference in and form an integral part of the accompanying prospectus and this prospectus supplement:

    (i)
    our annual information form dated September 22, 2011;

    (ii)
    our audited consolidated balance sheets as at June 30, 2011 and 2010 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2011, 2010 and 2009, including the notes thereto and the auditors' report thereon;

    (iii)
    management's discussion and analysis of our financial condition and results of operations for the year ended June 30, 2011;

    (iv)
    our unaudited condensed consolidated interim financial statements as at and for the three and six months ended December 31, 2011 and 2010, including the notes thereto;

    (v)
    management's discussion and analysis of our financial condition and results of operations for the three and six months ended December 31, 2011; and

    (vi)
    our management information circular dated October 11, 2011 in respect of our annual and special meeting of shareholders held on November 22, 2011.

              Any documents of the type referred to above, any material change reports (excluding confidential material change reports), and any business acquisition reports filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

              When new documents of the type referred to in the paragraphs above are filed by us with the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management's discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus supplement.

              In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K,

Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

              Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

              In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under "Documents Incorporated by Reference," the form of underwriting agreement described in this prospectus supplement will be filed with the SEC and will form part of the registration statement on Form F-10 (File No. 333-175381) of which this prospectus supplement forms a part.

 PROSPECTUS SUMMARY

              This summary highlights certain information about us, this offering and selected information contained elsewhere in or incorporated by reference into this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common shares. For a more complete understanding of our company and this offering, you should read and consider carefully the more detailed information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus. If you invest in our common shares, you are assuming a high degree of risk. See "Risk Factors" in this prospectus supplement beginning on page S-14.

Our Business

              We are a drug development company advancing CYT387, a small molecule, dual inhibitor of the JAK1 and JAK2 kinases. Our assets also include nimotuzumab, a monoclonal antibody targeting a protein known as Epidermal Growth Factor Receptor ("EGFR"); CYT997, a vascular disrupting agent and a library of several thousand pre-clinical molecules. We focus on developing hematology and cancer-related products, using our expertise to manage and perform what we believe are value-enhancing activities in the development process of a drug. These activities include, but are not limited to, the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights, interaction with drug regulatory authorities internationally, and the securing of partners to assist in the development and commercialization processes. We have acquired or in-licensed our current products and do not have research laboratories of our own or directly engage in early-stage research, thereby avoiding much of the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for drug development. We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

              We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to market products ourselves although we may retain marketing rights to specific products in certain market regions. We do not currently intend to manufacture our products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

              We have three material subsidiaries: (i) YM BioSciences USA Inc. ("YM USA"), a direct wholly-owned subsidiary incorporated under the laws of Delaware; (ii) CIMYM BioSciences Inc. ("CIMYM"), a joint venture subsidiary incorporated under the laws of the Province of Ontario, 80% of which is owned by us and 20% of which is owned by CIMAB S.A. ("CIMAB"), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (Center for Molecular Immunology) ("CIM"), Havana, Cuba; and (iii) YM BioSciences Australia Pty Ltd. (formerly Cytopia Research Pty Ltd) ("YM Australia"), an indirect, wholly-owned Australian subsidiary we acquired on January 29, 2010 through the acquisition of all of the issued and outstanding ordinary shares of Cytopia Limited ("Cytopia"), an Australian company listed on the Australian Stock Exchange. We have also recently incorporated two new subsidiaries: (i) a wholly-owned subsidiary under the laws of Anguilla to facilitate the restructuring of our intellectual property ownership in order to generate tax efficiency; and (ii) a wholly-owned subsidiary under the laws of the United Kingdom.

              Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

Our Products

              We have three product candidates currently in the clinical stage of development:

CYT387:

              CYT387 is an orally administered small molecule inhibitor of the kinase enzymes JAK1 and JAK2, which kinases have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. We are currently evaluating CYT387 in a Phase I/II trial for the treatment of patients with myelofibrosis, a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue, often rendering the patient anemic and suffering from significant symptoms. The trial was initiated at Mayo Clinic in November 2009 and subsequently has been expanded to include 166 patients at centers in the U.S., Canada and Australia. Enrollment of this study has been completed. Patients are currently being recruited into a 60 patient Phase II twice-daily dose escalation trial. The U.S. Food and Drug Administration (the "FDA") has granted Orphan Drug Designation to CYT387 and the European Commission has granted Orphan Medicinal Product Designation to CYT387, both for the treatment of myelofibrosis. We retain full global commercialization rights to CYT387.

Nimotuzumab:

              Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is licensed to YM's majority-owned joint venture, CIMYM, for Western and Eastern Europe, North America, and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries. Certain of CIMYM's rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd in Japan, Oncoscience AG in Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries. These partners are currently evaluating the drug in several Phase II and III trials. Nimotuzumab reportedly has been approved in 27 countries that are principally outside of the major market territories for which CIMYM has a license. More than 15,500 patients have been reportedly treated with the drug to date in 35 countries.

CYT997:

              CYT997, a small molecule microtubule polymerisation inhibitor, is being developed for the treatment of solid and other tumours in cancer patients. As well as being cytotoxic, it also acts as a vascular disrupting agent and is able to be administered orally as well as intravenously to patients, potentially allowing greater flexibility in dosing and patient convenience over other products of the class in development. We recently completed a Phase I/II trial of CYT997 given intravenously in combination with platinum chemotherapy in glioma patients and we will review the results of this study to guide advancement of the oral formulation of the drug.

Other Products:

              In addition, we own approximately 4,000 pre-clinical molecules resulting from the acquisition of Cytopia and from our own sponsored research. The molecules are at different stages of development:

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  YM is currently evaluating a number of JAK inhibitor candidates in pre-clinical testing, with the goal of identifying a candidate suitable for clinical testing as a therapeutic for the treatment of chronic inflammatory diseases, such as rheumatoid arthritis.

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  Prior to our acquisition of Cytopia, Cytopia entered into a global joint research and licensing collaboration in 2006 with Novartis International AG for the discovery of JAK3 inhibitors. In 2008, Cytopia entered into an early stage collaboration with Cancer Therapeutics CRC Pty Ltd ("Cancer Therapeutics") to discover Focal Adhesion Kinase ("FAK") inhibitors for the treatment of cancer. Cancer Therapeutics had the responsibility to conduct lead optimization studies with the goal of identifying FAK inhibitors that meets pre-agreed upon criteria. YM has the option to buy-back rights to the FAK inhibitors should the compounds pass internal review. In 2011, YM entered into an early stage collaboration and license with SYN -- thesis Medchem Pty Ltd. to identify inhibitors of the Feline McDonough Strain (FMS) kinase for the treatment of particular tumor types including metastatic cancers. As with the Cancer Therapeutics arrangement, YM has a buy-back right should the identified compounds pass internal review.

              We have three additional licenses to products that are not in clinical development and are not subject to expenditure, including tesmilifene, for which all development activities were terminated in 2007.

              We also own AeroLEF®, a proprietary formulation of both free- and lipsome-encapsulated fentanyl administered by pulmonary inhalation, which was being developed for the treatment of severe and moderate acute pain, including cancer pain. On August 4, 2010, we announced the discontinuation of further expenditures on AeroLEF-related activities.

              We continue to evaluate opportunities to expand and diversify our development portfolio through licensing, acquisition or M&A activity. There are no proposed undisclosed material transactions that have progressed to a state where we believe that the likelihood of us completing such a transaction is high.

RECENT DEVELOPMENTS

CYT387 Phase I/II Study Updated Results

              On December 12, 2011, we announced updated results from the ongoing Phase I/II trial for its JAK1/JAK2 inhibitor, CYT387, in myelofibrosis. These results were reported in a poster session at the 53rd Annual Meeting of the American Society of Hematology held in San Diego, California.

              Enrollment of 166 myelofibrosis patients across six study sites has been completed in the core Phase I/II study. The core study consists of nine 28-day treatment cycles where CYT387 is orally self-administered, primarily at dosages of 150 mg once-daily (QD), 300 mg QD or 150 mg twice-daily (BID). Patients who achieve stable disease or better, and tolerate the drug well, may continue to receive CYT387 beyond the core study in an extension phase. While data collection and analysis are ongoing, preliminary safety and efficacy results from this multicenter study are as follows:

              Anemia Response:    54% of transfusion dependent patients achieved transfusion independent for a minimum of 12 weeks. The median duration of the transfusion-free period has not yet been reached.

              Spleen Response:    31% of evaluable patients achieved a spleen response per International Working Group for Myelofibrosis Research and Treatment criteria. The median duration of spleen response has not yet been reached.

              Constitutional Symptoms Response:    The majority of patients reporting constitutional symptoms at baseline demonstrated a complete resolution or marked improvement of their symptoms, including night sweats, pruritus and bone pain.

              Safety:    CYT387 is well tolerated in myelofibrosis patients for dosing periods up to and exceeding two years. Reported adverse effects include thrombocytopenia; transient, mild dizziness; mild peripheral neuropathy; and abnormalities in liver/pancreas-related laboratory tests. Treatment emergent anemia and neutropenia were rarely reported.

Nimotuzumab Phase II Study Results Update

              On October 31, 2011, preliminary results of a Phase II study evaluating the safety and efficacy of nimotuzumab in pediatric patients with recurrent diffuse intrinsic pontine glioma ("DIPG") were reported at the 43rd Congress of the International Society of Paediatric Oncology conference held in Auckland, New Zealand.

              The study was a Phase II, open-label, single-arm, multi-center study. Treatment with nimotuzumab was well tolerated with most adverse events reported as mild or moderate in severity. The most commonly reported events related to study drug were rash and lymphopenia. No complete responses were observed. At week 8, a partial response was reported in two patients and stable disease in six patients. At week 18, one patient continued to have a partial response and three patients continued with stable disease, giving an overall response rate of 2.3%. The median duration of response, time to progression, and overall survival were 2.1 months, 1.7 months and 3.2 months respectively.

 THE OFFERING

Common shares offered by us	35,000,000 common shares
Common shares to be outstanding immediately after this offering	151,711,448 common shares
Option to purchase additional shares
The underwriters have an option to purchase up to 5,250,000 additional common shares to cover overallotments, if any. The underwriters may exercise this option at any time within 30 days from the date of this prospectus supplement.
Use of proceeds	We intend to use the net proceeds from this offering to continue to fund our ongoing drug development activities and for general corporate purposes and working capital.
NYSE AMEX symbol	"YMI"
TSX symbol	"YM"
Risk factors	An investment in our common stock involves a high degree of risk. See the section entitled "Risk Factors" in this prospectus supplement starting at page S-14.

              The number of our common shares to be outstanding immediately after this offering is based on 116,711,448 shares outstanding as of December 31, 2011 and excludes:

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  9,052,249 of our common shares issuable upon the exercise of options outstanding as of December 31, 2011, having a weighted-average exercise price of approximately C$1.99 per common share; and

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  7,366,418 of our common shares issuable upon exercise of warrants outstanding as of December 31, 2011, having an exercise price of US$1.60 per common share.

              Except as otherwise indicated, all information in the prospectus supplement assumes no exercise by the underwriters of their over-allotment option.

 RISK FACTORS

              Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and in the accompanying prospectus, including information incorporated, or deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes. The risks and uncertainties described in this prospectus supplement are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Related To Our Business

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

              As at December 31, 2011, we have an accumulated deficit of C$220,593,906. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

              Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in the product's sales. Accordingly, we have not generated any significant revenues from product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

              We have limited internal resources to conduct clinical trials and must rely on third party service providers to conduct our studies and trials and to carry out certain data gathering and analyses. We will also rely on third party manufacturers for the production of sufficient supply to conduct the trials. If our third party service providers are unable for any reason to meet their obligations in a timely manner, this may have an adverse effect on the regulatory, manufacturing and development activities for our products, which may prevent us from advancing them sufficiently to initiate clinical trials in a timely manner.

              Even if we are successful in commercially producing our products and receive the requisite marketing approvals, our products may not gain market acceptance by physicians, patients, insurers and others stakeholders, which might significantly limit the commercial success of our products.

If our clinical testing of drug products does not produce successful results, we will not be able to commercialize our products.

              Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

              We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, pre-clinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products. Clinical trials require the enrolment of patients and we may experience difficulties identifying and enrolling suitable human subjects for ongoing and future trials of our products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

              Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the U.S., is a long and costly process that is controlled by each such country's regulatory agency. The applicable regulatory agency in Canada is Health Canada, in Europe it is the European Medicines Agency and in the United States it is the FDA. Other applicable regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the United States does not assure approval by other applicable regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

              Prior to obtaining final regulatory approval to market a drug product, every jurisdiction has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to good manufacturing practices during production and storage and control of marketing activities, including advertising and labelling. We have no assurance that a viable, economic path to regulatory approval for our products in the United States and other regulatory jurisdictions can be negotiated with the applicable regulatory authorities. Clinical requirements imposed by the FDA and other regulators to obtain approval for our products may not be achievable within the resources and capabilities available to us.

              None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date, we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing-Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA and European Commission for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the U.S., Canada, Europe, Japan, Korea, Indonesia, Malaysia and Singapore and has been designated as an orphan drug for certain indications in Europe and the U.S. It is reportedly in Phase II and III trials in certain of those territories. The FDA or other regulatory authority may require additional extensive clinical trials or impose other regulatory process requirements which may delay or prevent us from continuing to develop our products.

              Favourable results in early trials may not be repeated in later trials. Early trials results are not necessarily indicative of results from more advanced studies and also may not predict the ability of our products to achieve their intended goals in a safe and effective manner.

              Nimotuzumab, which is being developed in Canada, the U.S., Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by CIMYM, is also being separately developed, tested or marketed by licensees unrelated to us in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The United States established an embargo against Cuba in 1961, reinforced by the Cuban Liberty and Democratic Solidarity Act (the "Helms-Burton Act") in 1996, and Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism. As such, the U.S. Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although to date such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that we will be able to complete clinical testing in the U.S. or obtain Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC") or final regulatory approval in order to successfully commercialize nimotuzumab in the U.S. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the U.S., received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

              There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the regulations in the territories in which we operate or receive applicable regulatory approvals from applicable regulatory bodies. Even if we were to obtain the requisite regulatory approvals, our products would remain subject to ongoing regulatory requirements, including, but not limited to, additional clinical trials, non-clinical testing, new or revised requirements for manufacturing, or product recalls or withdrawals.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

              We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the U.S., the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

              Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

              These factors could have a material adverse effect on our ability to further develop our licensed products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

              Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. Moreover, we have no assurance that clinical investigators and key opinion leaders will continue to want to work with our products and remain favourable to their prospects.

              With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997, we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

              With respect to nimotuzumab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann La Roche Ltd., Eli Lilly and Company, Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

              Our success depends, in part, on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

              We do not conduct basic research of our own. Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. While we own a library of pre-clinical compounds, there can be no assurance that we will have the resources available to identify potential drug candidates in that library, or that any of the compounds in the library may have the potential to become a drug candidate. We may be unable to identify new drug candidates from internal sources or license new ones from others.

              The acquisition of any new drug candidates by us will result in an increase of expenditures for the additional staff and resources, which may result in the need for us to seek additional financing. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as planned.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

              We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. The manufacturing process for our products may not be sufficient to meet the quantity and quality requirements for pivotal trials for the drug. Outsourcing of the manufacture of our products means that we are dependent upon third party manufacturers over whom we do not have control. Any failure of a manufacturer to supply the necessary quantities or quality of product may have an adverse effect on our prospects. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

              There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected. If we are unable to successfully negotiate a partnership with an entity that can facilitate the further development and commercialization of our products, our prospects may be adversely affected.

We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

              We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

              Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner. In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks. All manufacturing facilities must comply with applicable regulations in their jurisdiction and where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We rely upon licensors and others for research on new products.

              We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

              Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the U.S., and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada's, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions or obtain and maintain the necessary regulatory approvals for our products. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We depend upon our key personnel, and if we cannot retain or attract key employees, the development and commercialization of our products will be adversely affected.

              Our success depends to a significant extent upon the expertise and experience of certain key personnel working in management, scientific, supervisory, operational and administrative capacities. While we have an informal ad hoc program for the succession of management and training of management, the loss of the services of its key personnel could have a material adverse effect on us and our business and results of operations. We face competition for such persons from other companies, academic institutions, government entities and other organizations. There is no assurance that we will be able to recruit such key personnel on a timely basis.

We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws.

              As our business is focused on development of products for the treatment of hematological and cancer or cancer-related conditions, we are subject to certain privacy laws in Canada, the U.S. and various other jurisdictions regulating the use, disclosure, transmission and retention of confidential personal information. We have implemented a program of information protection practices to ensure compliance with such regulations, but diligence and/or insurance coverage may not protect us from all regulatory action and liability, particularly liability that may arise from our own negligent actions or misconduct. We could be materially and adversely affected if we are required to respond to regulatory action, pay damages, or bear the costs of defending any claim which is beyond the level of our insurance coverage. There can be no assurance that we will be able to maintain such insurance coverage on terms acceptable to us.

Risk Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

              Our success depends, in part, upon our ability and our licensors' ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors, the institutions that they represent and, in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

              Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

              We maintain patents in connection with our products including nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba. Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

              Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favour.

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

              As we own CYT387 and CYT997, there are no license terms.

              With respect to nimotuzumab, we have obtained our rights to the product currently being developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

              We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

              Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the U.S. and Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal Court of Canada to resolve any dispute regarding the agreements.

              One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

              We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a "crown corporation" in Canada. CIMAB's management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB's management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

              We have out-licensed nimotuzumab to a number of licensees internationally to advance the drug towards regulatory approval and commercialization in their respective jurisdictions. Should a licensee choose not to continue to advance the drug we may have difficulties identifying another potential licensee in such jurisdiction and development may be significantly delayed or cease altogether in such jurisdiction. This would reduce the number of countries in which nimotuzumab could be marketed and sold.

              We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The U.S. has maintained an embargo against Cuba, administered by the U.S. Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Helms-Burton Act. The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any U.S. persons unless such persons obtain specific licenses from the U.S. Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The U.S. embargo could have the effect of limiting our access to U.S. capital, U.S. financing, U.S. customers and U.S. suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the U.S. unless the U.S. Department of the Treasury issues a license or the embargo is lifted.

              The Helms-Burton Act authorizes private lawsuits for damages against anyone who "traffics" in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. However, there can be no assurance that this is correct.

              The U.S. has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the U.S. or activities by a person subject to U.S. jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

              For purposes of interpreting the sanctions, "person subject to U.S. jurisdiction" means any U.S. citizen and U.S. permanent resident alien wherever located, any entity organized under the laws of the U.S. or any jurisdiction within the U.S. (including foreign branches and subsidiaries) or any person in the U.S. We (other than our subsidiary YM USA and any U.S. citizen and U.S. permanent resident alien working or acting for the company, wherever located) are not a person subject to U.S. jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the U.S.

              Nevertheless, we cannot assure you that OFAC, which administers the U.S. government's Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

              We are the exclusive licensee of U.S., European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba. In connection with a default judgment obtained from a U.S. federal court in Miami, Florida by an individual claimant against Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the U.S. patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment. If the claimant succeeds in its action to enforce the judgment, ownership of the licensed U.S. patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the U.S. patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement. However, there can be no assurance that any subsequent owner of the U.S. patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the U.S., will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the U.S. patents.

Loss or destruction of our data may adversely affect our business.

              Our clinical data is stored offsite by third parties. If such data is lost, damaged or destroyed or there is inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be significantly delayed.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

              Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to C$10,000,000 per claim and a policy aggregate of C$10,000,000. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Our Common Shares, Financial Results And Need For Financing

We are susceptible to general economic conditions.

              Recent years have been marked by global economic turmoil. General economic conditions may have a significant impact on us, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture's net income exceeds the amount of cumulative advances.

              YM and CIMAB entered into a funding agreement with CIMYM in November 1995 in connection with the exclusive, sub-licensable license (as amended, the "1995 CIMYM License") from CIMAB, acting on behalf of CIM, with respect to nimotuzumab. The funding agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

              We are entitled to reimbursement of all advances made by us pursuant to the funding agreement, from the results of the successful development of the licensed products and generation of income. CIMYM repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

              As at December 31, 2011, we had advanced C$77,801,614 to CIMYM. Since we have expensed the total amount advanced, any reimbursement of such advances would be considered to be income by us.

We expect to be a "passive foreign investment company" for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

              We generally will be a "passive foreign investment company" under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), (a "PFIC") if (a) 75% or more of our gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income in any taxable year. A shareholder who is a U.S. person (as such term is defined under applicable U.S. legislation) should be aware that we believe that we were a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year and for the foreseeable future. If we are a PFIC for any taxable year during which a U.S. person holds common shares of the Company, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. It may be possible for U.S. persons to fully or partially mitigate such tax consequences by making a "qualifying electing fund election," as defined in the Code (a "QEF Election"). U.S. persons that hold our common shares should be aware that we will make available to shareholders who are U.S. persons, upon their written request: (a) information as to our status as a PFIC and the status of any subsidiary PFIC in which we own more than 50% of such subsidiary PFIC's total aggregate voting power, and (b) for each year in which we are a PFIC provide to a shareholder who is a U.S. person, upon written request, all information and documentation that a shareholder making a QEF Election with respect to us and such more than 50% owned subsidiary PFIC is required to obtain for U.S. federal income tax purposes. The PFIC rules are extremely complex. A U.S. person holding our common shares is encouraged to consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares. See "Material U.S. Federal Income Tax Considerations" below.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

              We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty.

              There is no assurance that we will have sufficient resources, either through the capital markets or from a potential partner, to advance and broaden the development program for CYT387 through to commercialization. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favourable terms.

Our operating results and stock price may fluctuate significantly.

              The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the U.S. or other jurisdictions, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

              Our common shares are listed for trading on the NYSE AMEX and on the TSX. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

              The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our pre-clinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

              We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

              The exercise of stock options and warrants already issued by us, and the issuance of other additional securities in the future, could result in dilution in the value of our common shares and the voting power represented by the common shares. Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

              We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

              The material differences between the Nova Scotia Companies Act (the "NSCA") as compared to the Delaware General Corporation Law ("DGCL") which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarters of the votes of shareholders who cast votes (a "Special Resolution") (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a Special Resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of the votes of shareholders that, in aggregate, represent the majority of the shares issued and outstanding at the time, to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

              We are a corporation existing under the laws of Nova Scotia, Canada. Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. Consequently, although we have appointed an agent for service of process in the U.S., it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or "blue sky" laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from U.S. securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the U.S.

Risks Relating To This Offering

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

              Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund our ongoing drug development activities and for general corporate purposes, subject to the restrictions on our use of the proceeds from the sale of our common shares to U.S. purchasers. See "Use of Proceeds." However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

If there are substantial sales of our common shares, the market price of our common shares could decline.

              Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

 USE OF PROCEEDS

              We estimate that the net proceeds to us from this offering will be approximately US$65,500,000 (C$65,401,750), after deducting underwriting discounts and commissions and our estimated offering expenses, or approximately US$75,370,000 (C$75,256,945) if the underwriters' option to purchase additional common shares is exercised in full.

              We intend to use the net proceeds from this offering to continue to fund our ongoing drug development activities, and for general corporate purposes and working capital. We expect that these funds will permit us to complete the ongoing Phase 2 program with CYT387 in myelofibrosis, initiate and complete a Phase 3 clinical trial program with CYT387 in myelofibrosis in calendar 2012, which we anticipate to be completed in calendar 2014, and potentially initiate clinical programs with CYT387 in other disease indications. We also intend that the funds will support the outsourced manufacturing of drug product for these programs.

              We are exploring a potential strategic partnership to participate in the clinical trial programs for CYT387 and support its commercialization. We believe the offering proceeds will place us in a stronger position to enhance shareholder value should we negotiate with potential partners during calendar 2012.

              We have agreed not to use the proceeds of this offering for any purpose that would violate the Cuba sanctions or any licenses we have or in the future may obtain from OFAC.

              The amounts actually expended for the purposes described above may vary significantly depending upon, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

              Because the U.S. government has imposed sanctions that prohibit persons subject to U.S. jurisdiction from participating in financing transactions that would support our Cuban licensed products and technologies, the proceeds from the sale of the common shares to U.S. purchasers will be used only to fund our ongoing drug development activities not related to Cuba and for general corporate purposes not related to our Cuban licensed products and technologies save and except for those expenditures directly incidental to clinical development of nimotuzumab in the U.S. as permitted under the OFAC licenses, including for trials that have been cleared for initiation in the U.S. by the FDA, or as otherwise authorized from time to time by OFAC.

 CONSOLIDATED CAPITALIZATION

              The following table sets forth our actual consolidated capitalization as of the dates indicated and on a pro forma basis as of December 31, 2011, after giving effect to the offering. The table should be read in conjunction with our audited consolidated financial statements and our unaudited condensed consolidated interim financial statements, including the notes thereto, and management's discussion and analysis incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Authorized	Outstanding as at June 30, 2011 (Canadian GAAP)(1)	Outstanding as at December 31, 2011 (IFRS)(2)	Outstanding as at December 31, 2011 after giving effect to the Offering (IFRS)(2)(3)
Common Shares	500,000,000	C$263,399,692 (116,681,948 common shares)	C$264,586,651 (116,711,448 common shares)(4)	C$330,287,951 (151,711,448 common shares)(4)
Warrants		C$1,329,325	—	—
		(7,366,418 warrants)	(7,366,418 warrants)	(7,366,418 warrants)(5)
Contributed Surplus		C$14,855,788	C$16,636,188	C$16,636,188

Total Capitalization		C$279,584,805	C$281,222,839	C$346,924,139

(1)
This information has been prepared, and is being presented, in accordance with Canadian GAAP applicable to us on June 30, 2011 and should be read in conjunction with our audited consolidated financial statements as of, and for the years ended, June 30, 2011, 2010 and 2009 and the management's discussion and analysis relating thereto.

(2)
This information has been prepared, and is being presented, in accordance with IFRS and should be read in conjunction with our unaudited condensed consolidated interim financials for the three and six month periods ended December 31, 2011 and 2010 and the management's discussion and analysis relating thereto.

(3)
After deducting the underwriting discounts and commissions and before deducting the expenses of the offering which we estimate will be $300,000 (C$299,550).

(4)
We have a stock option plan which permits a maximum of 15% of our issued and outstanding common shares (at the time of grant) to be reserved for issue pursuant to options granted. As at December 31, 2011, options to purchase 9,052,249 common shares were outstanding.

(5)
If all warrants were to be exercised as of the date hereof, 7,366,418 common shares would be issued for total proceeds of $11,786,269 (C$11,768,590).

 TRADING PRICE AND VOLUME

              Our common shares are listed on the NYSE AMEX under the symbol "YMI" and on the TSX under the symbol "YM." The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of our common shares on the NYSE AMEX and TSX:

	NYSE AMEX (US$)			TSX (C$)
Calendar Period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume

January 2011	$2.69	$2.10	1,396,835	$2.16	$1.82	53,140

February 2011	$2.54	$2.32	771,505	$2.38	$1.66	146,173

March 2011	$2.77	$2.50	854,671	$2.68	$2.10	118,187

April 2011	$3.38	$2.49	1,460,509	$2.54	$2.29	31,764

May 2011	$3.65	$3.02	998,073	$2.68	$2.45	68,316

June 2011	$3.77	$2.41	1,322,848	$3.18	$2.39	102,148

July 2011	$3.02	$2.35	480,022	$2.89	$2.16	27,038

August 2011	$2.66	$1.62	882,353	$2.37	$1.63	59,069

September 2011	$2.06	$1.61	710,186	$2.05	$1.66	17,075

October 2011	$1.93	$1.46	792,767	$1.96	$1.66	12,710

November 2011	$1.95	$1.03	1,644,869	$1.93	$1.09	42,413

December 2011	$1.79	$1.25	1,516,226	$1.83	$1.27	40,304

January 2012	$2.08	$1.48	767,584	$2.08	$1.51	65,118

February 1 to February 23, 2012	$2.46	$1.93	1,386,886	$2.45	$1.93	83,852

PRIOR SALES

              Other than as set out below and as disclosed in Notes 8, 9, 10 and 11 to our audited annual financial statements for the year ended June 30, 2011, which are incorporated by reference into this prospectus supplement, and Note 7 to our unaudited interim financial statements for the six-month period ended December 31, 2011, which are incorporated by reference into this prospectus supplement, no common shares or securities exchangeable or convertible into common shares have been issued by us during the twelve-month period preceding the date of this prospectus supplement.

              During the period commencing on January 1, 2012 and ending on February 23, 2012, we issued an aggregate of 122,333 common shares in connection with the exercise of stock options by certain employees, as detailed below:

  •
  15,000 common shares were issued effective January 19, 2012 at a price of C$1.53 per common share;

  •
  4,000 common shares were issued effective January 19, 2012 at a price of C$0.50 per common share;

  •
  3,333 common shares were issued effective January 18, 2012 at a price of C$1.65 per common share;

  •
  75,200 common shares were issued effective February 1, 2012 at a price of C$0.50 per common share; and

  •
  24,800 common shares were issued effective February 17, 2012 at a price of C$0.50 per common share.

DETAILS OF THE OFFERING

Common Shares

              The offering consists of 35,000,000 common shares (40,250,000 if the underwriters' exercise their option to purchase additional shares in full) at a price of $2.00 per common share.

              Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of February 23, 2012, there were 116,833,781 common shares, no Class A non-voting common shares, no Class A preferred shares and no Class B preferred shares outstanding.

              All of the common shares rank equally to voting rights, participation in a distribution of the assets of our company on a liquidation, dissolution or winding-up of our company and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of our company the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of our remaining property. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding up. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or singing or purchase funds.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

              The following is a general summary of the material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares acquired pursuant to this prospectus supplement.

              This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax, or foreign tax consequences to U.S. Holders relating to the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

              No ruling from the U.S. Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Authorities

              This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), U.S. court decisions, published IRS rulings, published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), that are applicable and, in each case, as in effect, as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis and could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

              For purposes of this summary, a "U.S. Holder" is a beneficial owner of common shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

              For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders relating to the acquisition, ownership, and disposition of common shares. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, U.S. federal estate and gift, U.S. alternative minimum tax and foreign tax consequences (including the potential application of and operation of any tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

              This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (g) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of our outstanding shares. The summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) certain U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders and others that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors.

              If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences applicable to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

              If we were a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which we are classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status

              We generally will be a PFIC if, for any tax year, (a) 75% or more of our gross income for such tax year is passive income (the "income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test").

              For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person," to the extent such items are properly allocable to the income of such related person that is not passive income.

              Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

              We believe we were a PFIC for one or more prior taxable years, and based on current business plans and financial projections, we expect that we will be a PFIC for the current taxable year and for the foreseeable future. The determination of whether we were (or a Subsidiary PFIC was), or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether we (or a Subsidiary PFIC) will be a PFIC for any tax year depends on our assets and income (and each Subsidiary PFIC's assets and income) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning our PFIC status or that we (and each Subsidiary PFIC) were not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding our PFIC status and the status of each Subsidiary PFIC.

Default PFIC Rules

              If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder is eligible to make and actually makes an election to treat us (and/or a Subsidiary PFIC) as a "qualified electing fund" or "QEF" (a "QEF Election") or has made a "mark-to-market election" (a "Mark-to-Market Election") with respect to common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

              A Non-Electing U.S. Holder will be subject to the default PFIC rules with respect to (a) any gain recognized on the sale or other taxable disposition (including a pledge) of common shares and (b) any "excess distribution" received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the shorter of the three preceding tax years or a U.S. Holder's holding period for the common shares).

              Any gain recognized on the sale or other taxable disposition of common shares of a PFIC (including an indirect disposition of offered shares of a Subsidiary PFIC), and any excess distribution received on such common shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day of a Non-Electing U.S. Holder's holding period for the common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the first taxable year in which the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

              If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether our company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to common shares if we cease to be a PFIC and the Non-Electing U.S. Holder makes a "deemed sale" election with respect to its common shares. If such election is made, the U.S. Holder will be deemed to have sold such common shares on the last day of the last tax year for which we were a PFIC, and such U.S. Holder will recognize gain from such deemed sale (which will be taxed as discussed above). After the deemed sale election, a Non-Electing U.S. Holder's common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

QEF Election

              A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the default PFIC rules discussed above with respect to its common shares. However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

              A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

              The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

              A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election by the U.S. Holder. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which we qualify as a PFIC.

              The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive certain information from us.

              We will make available to U.S. Holders, upon their written request, information as to our company's status as a PFIC and the status of any Subsidiary PFIC in which our company owns more than 50% of such Subsidiary PFIC's total aggregate voting power, and for each year we are a PFIC, provide to a U.S. Holder, upon written request, all information and documentation that a U.S. Holder making a QEF Election with respect to our company and such more than 50% owned Subsidiary PFIC is required to obtain for U.S. federal income tax purposes. Because our company may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that our company will satisfy record keeping requirements that apply to a QEF, or that our company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that our company is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which our company does not or the U.S. Holders do not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to our company and any Subsidiary PFIC.

Mark-to-Market Election

              A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be "marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are "regularly traded" as discussed in the preceding sentence, the common shares are expected to be marketable stock.

              A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the default PFIC rules discussed above. A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the common shares, over (b) the fair market value of such common shares as of the close of such tax year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

              A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Any distributions we made would be subject to the rules discussed below under "U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares—Distributions on Common Shares."

              A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

              Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

              The IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

              Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

              Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

              The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

              The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

              Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated "earnings and profits," as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds our current and accumulated "earnings and profits," such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. See "Sale or Other Taxable Disposition of common shares" below. However, we do not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction."

              In addition, since we expect to be classified as a PFIC, dividends received on common shares generally are expected not to be considered "qualified dividend income," and thus will not be eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

              Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. While gain or loss recognized on such sale or other disposition generally would be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year, the PFIC rules discussed above may render such gain ordinary income.

              Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

              Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

              Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income for the same tax year. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."

Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

              The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of our common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

              For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Information Reporting; Backup Withholding Tax

              Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

              Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of the common shares may be subject to information reporting and backup withholding tax, at the current rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such

U.S. Holder's correct U.S. social security or other taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails under certain circumstances to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.

              Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

 MATERIAL CANADIAN INCOME TAX CONSIDERATIONS

              In the opinion of our Canadian counsel, Heenan Blaikie LLP, the following summary fairly describes the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations promulgated thereunder (the "Tax Act") generally applicable at the date hereof to a purchaser who acquires common shares pursuant to this offering and, at all relevant times for the purposes of the Tax Act, (i) deals with us at arm's length, (ii) is not resident or deemed to be resident in Canada; and (iii) does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on an insurance business in Canada and elsewhere.

              This summary is based on the current provisions of the Tax Act, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "U.S. Treaty"), all specific proposals to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, referred to as the Proposed Amendments, and counsels' understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the tax considerations discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this summary.

              This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment by a Non-Resident Holder in common shares. The tax consequences of acquiring, holding and disposing of common shares will vary according to the status of the Non-Resident Holder, the jurisdiction in which the Non-Resident Holder resides or carries on business, and the Non-Resident Holder's own particular circumstances. This summary is not intended to constitute legal or tax advice to any particular Non-Resident Holder. Accordingly, prospective purchasers should obtain independent advice from their own tax advisors regarding the tax considerations applicable to investing in common shares based on their own particular circumstances.

Taxation of Non-Resident Holders

              Amounts paid or credited to a Non-Resident Holder as dividends or deemed dividends on the common shares are subject to withholding tax at a rate of 25%, subject to reduction of such rate under an applicable tax treaty. The rate of withholding tax on dividends is generally reduced to 15% under the U.S. Treaty if the beneficial owner of the dividends is resident in the U.S. for purposes of the U.S. Treaty, and entitled to benefits under the U.S. Treaty.

              A Non-Resident Holder will generally not be subject to tax on a capital gain realized on the disposition of a common share unless, at the time of disposition, the common share constitutes "taxable Canadian property" (as defined in the Tax Act) to the Holder. A common share that is listed on a "designated stock exchange" (which includes the TSX) at the time it is disposed of will generally not constitute "taxable Canadian property" to a Non-Resident Holder unless, at any time in the 60 months immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of the share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada,

"Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law rights in, such property or the common share is otherwise deemed to be taxable Canadian property.

              If the common share is or is deemed to be taxable Canadian property, a Non-Resident Holder may be entitled to relief from tax under the Tax Act on a capital gain realized on the disposition of such share under an applicable tax treaty. For a Non-Resident Holder that is a resident of the U.S. for purposes of the U.S. Treaty and entitled to benefits thereunder, a disposition or deemed disposition of a common share that is or is deemed to be taxable Canadian property will generally not be subject to tax under the Tax Act provided that, at the time of disposition, the value of such shares is not derived principally from real property situated in Canada, within the meaning of the U.S. Treaty.

 UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters dated February 24, 2012, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, as principal, subject to compliance with all necessary legal requirements and to the terms and conditions of the underwriting agreement, the number of common shares set forth opposite its name below. The obligations of the underwriters under the underwriting agreement are several and may be terminated at the discretion of the underwriters on the basis of certain stated events.

Underwriter	Number of Common Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	17,500,000
Wells Fargo Securities, LLC	8,750,000
JMP Securities LLC	3,500,000
Collins Stewart LLC	1,750,000
Rodman & Renshaw, LLC	1,750,000
Roth Capital Partners, LLC	1,750,000

Total	35,000,000

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

              The offering price of the common shares sold under the underwriting agreement was determined by negotiation between us and the underwriters.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

              The common shares offered hereby are not being offered for sale to the public in Canada under this prospectus supplement.

Commissions and Discounts

              The representative has advised us that the underwriters propose initially to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.07 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. The effective compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the common shares offered pursuant to this prospectus supplement is less than the gross proceeds paid by the underwriter to us.

              The following table shows the public offering price, underwriting discount and commission and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common shares.

	Per Share	Without Option	With Option
Public offering price	US$2.00	US$70,000,000	US$80,500,000
Underwriting discount and commission	US$.12	US$4,200,000	US$4,830,000
Proceeds, before expenses, to YM Biosciences Inc.	US$1.88	US$65,800,000	US$75,670,000

              The expenses of the offering, not including the underwriting discount and commission, are estimated at $300,000 (C$299,550).

Option to Purchase Additional Common Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 5,250,000 additional common shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and our directors have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 60 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, subject to certain exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common shares;

  •
  sell any option or contract to purchase any common shares;

  •
  purchase any option or contract to sell any common shares;

  •
  grant any option, right or warrant for the sale of any common shares;

  •
  lend or otherwise dispose of or transfer any common shares;

  •
  file, or request or demand that we file, a registration statement or prospectus related to the common shares; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

              This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (1) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated waives, in writing, such extension.

NYSE AMEX and TSX Listing

              Our common shares are listed on the NYSE AMEX under the symbol "YMI" and on the TSX under the symbol "YM." We have applied to have the common shares offered pursuant to this prospectus supplement listed on the NYSE AMEX and the TSX. Listing will be subject to us fulfilling all the listing requirements of the NYSE AMEX and TSX.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representative may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount or commission received by it because the representative has repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE AMEX, the TSX, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION

              We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy, for a fee, any document we file at the SEC's public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

LEGAL MATTERS

              Certain Canadian legal matters in connection with the common shares offered hereby will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, our Canadian counsel, and certain U.S. legal matters in connection with the common shares offered hereby will be passed upon for us by Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, Washington, our U.S. counsel. Certain U.S. legal matters in connection with the common shares offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California, counsel to the underwriters. The partners and associates of Heenan Blaikie LLP as a group, the partners and associates of Dorsey & Whitney LLP as a group, and the partners and associates of Latham & Watkins LLP as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

TRANSFER AGENT AND REGISTRAR

              The transfer agent and registrar of our common shares is Computershare Shareowner Services LLC in the United States and Canadian Stock Transfer Company Inc. in Canada.

This short form prospectus has been filed under legislation in the province of Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Administration of the issuer at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 14, 2011

YM BIOSCIENCES INC.

US$125,000,000

Common Shares

Warrants

Units

        We may offer from time to time, during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the "prospectus") remains effective, up to an aggregate of US$125,000,000 of common shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of the foregoing.

        The specific terms of any securities offered will be described in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement.

        Our common shares are listed on the NYSE Amex under the symbol "YMI" and on the Toronto Stock Exchange ("TSX") and under the symbol "YM".

        Neither the United States Securities and Exchange Commission ("SEC") nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

        We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies. Additionally, financial statements of Cytopia Limited (now YM BioSciences Australia Pty ltd.) contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this prospectus, were prepared in accordance with Australian accounting standards, which include Australian equivalents to International Financial Reporting Standards, and were subject to Australian auditing and auditor independence standards, and such financial statements may not be comparable to the financial statements of Canadian companies or U.S. companies.

        Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are continued under the laws of Nova Scotia, Canada, a majority of our directors are not U.S. residents and a majority of our officers and certain of the experts named in this prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

        Our business and an investment in our securities involve significant risks. See "Risk Factors".

        No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

        This prospectus contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as "US$". Canadian dollars are referred to as "$" or "C$".

        Our head office is located at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

        As used in this prospectus, the terms "YM", the "Corporation", "we", "our" and "us" refer to YM BioSciences Inc. and, unless the context requires otherwise, its subsidiaries through which it conducts business.

EXCHANGE RATES

        This prospectus contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as "US$". Canadian dollars are referred to as "$" or "C$".

        The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per Canadian dollar.

	Years Ended June 30,
				Nine Months Ended March 31, 2011
	2008	2009	2010
Low	$0.9298	$0.7692	$0.8580	$0.9381
High	$1.0905	$0.9984	$1.0039	$1.0324
Average	$0.9897	$0.8575	$0.9475	$0.9877
End	$0.9817	$0.8602	$0.9429	$1.0290

        On July 14, 2011, the noon rate quoted by the Bank of Canada was $1.00 = US$1.0436

 PRESENTATION OF FINANCIAL INFORMATION

        Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a description of the material differences between Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP") as they relate to our financial statements, see Note 18 to our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, incorporated by reference in this prospectus, and Note 11 to our unaudited consolidated financial statements as at and for the three months and nine months ended March 31, 2011 and 2010, incorporated by reference in this prospectus. See "Documents Incorporated by Reference".

        Additionally, financial statements of Cytopia Limited contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this prospectus, were prepared in accordance with Australian accounting standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"), and were subject to Australian auditing and auditor independence standards, and such financial statements may not be comparable to the financial statements of Canadian companies or U.S. companies. You should refer to Notes 28 and 29 of the consolidated balance sheets of Cytopia Limited as at June 30, 2009 and 2008 and the related statements of income, changes in equity and cash flows for each of the years then ended for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) U.S. GAAP and AIFRS. For the unaudited interim financial statements of Cytopia Limited as at and for each of the six months ended December 31, 2009 and 2008, you should refer to Notes 9 and 10 of such financial statements for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) U.S. GAAP and AIFRS.

DOCUMENTS INCORPORATED BY REFERENCE

        We are incorporating by reference in this prospectus certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

        You may obtain copies of the documents incorporated by reference in this prospectus on request without charge from our Vice President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under "Additional Information".

        The following documents are specifically incorporated by reference in this prospectus:

  (a)
  our annual information form dated September 23, 2010;

  (b)
  our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, including the notes thereto and the auditors' report thereon;

  (c)
  management's discussion and analysis of our financial condition and results of operations for the year ended June 30, 2010;

  (d)
  our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended March 31, 2011 and 2010, including the notes thereto;

  (e)
  management's discussion and analysis of our financial condition and results of operations for the three months and nine months ended March 31, 2011 and 2010;

  (f)
  our management information circular dated October 8, 2010 in respect of our annual general meeting of shareholders held on November 18, 2010;

  (g)
  our material change report dated October 22, 2010 regarding the appointment of Dr. Nick Glover as Chief Executive Officer;

  (h)
  our material change report dated November 17, 2010 regarding clinical data from the initial portion of our clinical trial employing our JAK1/JAK/2 Inhibitor, CYT387;

  (i)
  our material change report dated December 6, 2010 regarding positive interim data from the first 60 patients enrolled in the Phase I/II trial for our JAK1/JAK2 inhibitor, CYT387, in myelofibrosis;

  (j)
  our material change report dated December 21, 2010 regarding the pricing and completion of an underwritten public offering of 25,000,000 of our common shares (the "Offering") for total net proceeds before expenses of US$37,650,000 at a price to the public of US$1.60 per common share; and

  (k)
  our material change report dated January 4, 2011 regarding the exercise in full by the underwriters under the Offering of their over-allotment option to purchase an additional 3,750,000 of our common shares at US$1.60 per common share for additional net proceeds of US$5,665,000.

        All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of our company (and management's discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus.

        When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management's discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

        In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. We may also incorporate by reference into this prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent expressly provided therein.

        A prospectus supplement containing the specific terms of any securities offered will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of securities covered by that prospectus supplement unless otherwise provided therein.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-10 of which the prospectus forms a part. This prospectus does not contain all the information set out in the registration statement. For further information about us and the securities, please refer to the registration statement, including the exhibits to the registration statement.

        We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

        The reports and other information filed by us with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect hereto.

        Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym, "SEDAR". Reports and other information about us are also available for inspection at the offices of the TSX.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation existing under the laws of Nova Scotia, Canada. Our head office is located in Mississauga, Ontario. Most of our directors and officers, and certain of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

        We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally. The enforceability of a United States judgment in Canada will be subject to the following defences: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

        We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed YM BioSciences USA Inc. as our agent.

FORWARD-LOOKING STATEMENTS

        This prospectus, including any documents incorporated by reference, contain "forward-looking statements" within the meaning of the Canadian and United States federal securities laws. The words "may," "likely, "believe," "plan," "will," "anticipate," "expect," "intend," "estimate," "project," "future," and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The forward-looking statements in this prospectus, including any documents incorporated by reference, include, among others, statements with respect to:

  •
  our expected expenditure and accumulated deficit levels;

  •
  our intentions with respect to acquiring or investing in production facilities;

  •
  production quantities;

  •
  our ability to obtain sufficient supplies of our products;

  •
  our ability to identify licensable products or research suitable for licensing and commercialization;

  •
  the locations of our clinical trials;

  •
  our intention to license products from multiple jurisdictions;

  •
  our ability to obtain necessary funding on favourable terms or at all;

  •
  our potential sources of funding;

  •
  our business strategy;

  •
  our drug development plans;

  •
  our ability to obtain licenses on commercially reasonable terms;

  •
  the effect of third party patents on our commercial activities;

  •
  our intentions with respect to developing manufacturing, marketing or distribution programs;

  •
  our expectations with respect to the views toward our products held by potential partners;

  •
  our plans for generating revenue;

  •
  our plans for increasing expenditures for the development of certain products;

  •
  our strategy for protecting our intellectual property;

  •
  the success of trial results, the timing for the receipt thereof, and the efficacy of our products;

  •
  the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and

  •
  our plans for future clinical trials and for seeking regulatory clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from the anticipated future results, events or developments expressed or implied by such forward-looking statements. These forward looking statements are based on our beliefs and expectations on the date the statements are made. Factors that could cause actual results, events and developments to differ materially from those set forth in the forward-looking statements include, but are not limited to:

  •
  our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing;

  •
  general economic, business and market conditions;

  •
  our ability to successfully and timely complete clinical studies;

  •
  product development delays and other uncertainties related to new product development;

  •
  our ability to attract and retain business partners and key personnel;

  •
  the risk of our inability to profitably commercialize our products;

  •
  the risk that our product trials will not yield positive results or that we will not support regulatory marketing approvals for our products;

  •
  the extent of any future losses;

  •
  the risk of our inability to establish or manage manufacturing, development or marketing collaborations;

  •
  the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

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  dependence on third parties for successful commercialization of our products;

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  inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

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  the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;

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  our ability to obtain patent protection and protect our intellectual property rights;

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  commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

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  uncertainty related to intellectual property liability rights and liability claims asserted against us;

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  the uncertainty of recovery of advances to subsidiaries;

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  the impact of competitive products and pricing;

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  future levels of government funding; and

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  additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this prospectus. See "Risk Factors" herein and therein.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

YM BIOSCIENCES INC.

        This summary does not contain all the information about YM BioSciences Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus.

Our Business

        We are a life sciences product development company advancing a diverse portfolio of hematology and cancer-related products.

        We have three material subsidiaries: (i) YM BioSciences USA Inc., a direct wholly-owned subsidiary incorporated under the laws of Delaware; (ii) CIMYM BioSciences Inc., a joint venture subsidiary incorporated under the laws of the Province of Ontario, 80% of which is owned by us and 20% of which is owned by CIMAB S.A. ("CIMAB"), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (Center for Molecular Immunology), Havana, Cuba; and (iii) YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) ("YM Australia"), a direct, wholly-owned Australian subsidiary we acquired on January 29, 2010. We also have a wholly-owned subsidiary incorporated under the laws of Anguilla.

        Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

Our Products

        We are advancing three products in clinical development:

  (i)
  CYT387 is a small molecule inhibitor of the JAK1 and JAK2 enzymes. Dysregulated JAK2 has been implicated in a number of diseases, including myeloproliferative neoplasms, cancers such as leukemia and lymphoma, solid tumours and a variety of autoimmune diseases.

  (ii)
  Nimotuzumab, a humanized monoclonal antibody targeting the protein known as EGFR, is designed to treat epithelial cancers and can be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy.

  (iii)
  CYT997, a small molecule tubulin polymerization inhibitor, is being developed for the treatment of cancer. A vascular disrupting agent that has also demonstrated cytotoxicity as a single agent, CYT997, is able to be administered orally as well as intravenously to patients.

        In addition, our portfolio contains a library of approximately 4,000 novel small molecules, some of which we have already identified as having development potential.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

        We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

        Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

        We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

        As at March 31, 2011, we have an accumulated deficit of $190,419,905. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

        We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

        We do not conduct basic research of our own. Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them.

        We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

        We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

        We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

        There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

        We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

        We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

        Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner. In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks. All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

        We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

        As we own CYT387 and CYT997, there are no license terms.

        With respect to nimotuzumab, we have obtained our rights to the product currently being actively developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

        We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

        Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the U.S. and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

        One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

        We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a "crown corporation" in Canada. CIMAB's management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB's management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

        Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture's net income exceeds the amount of cumulative advances.

        YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the "Funding Agreement") in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

        We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income. CIMYM BioSciences Inc. repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

        As at March 31, 2011, we had advanced $78,089,701 to CIMYM BioSciences Inc. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

        We rely upon licensors and others for research on new products.

        We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

        We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

        Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the U.S., and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada's, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country. In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

        We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

        We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The U.S. has maintained an embargo against Cuba, administered by the U.S. Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the "Helms-Burton Act"). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any U.S. persons unless such persons obtain specific licenses from the U.S. Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The U.S. embargo could have the effect of limiting our access to U.S. capital, U.S. financing,

U.S. customers and U.S. suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the U.S. unless the U.S. Department of the Treasury issues a license or the embargo is lifted.

        The Helms-Burton Act authorizes private lawsuits for damages against anyone who "traffics" in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the U.S. However, there can be no assurance that this is correct.

        The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to U.S. jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

        For purposes of interpreting the sanctions, "person subject to U.S. jurisdiction" means any U.S. citizen, any U.S. permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to U.S. jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

        Nevertheless, we cannot assure you that the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury, which administers the U.S. government's Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

        We are the exclusive licensee of U.S., European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba. In connection with a default judgment obtained from a U.S. federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the U.S. patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment. If the claimant succeeds in its action to enforce the judgment, ownership of the licensed U.S. patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the U.S. patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement. However, there can be no assurance that any subsequent owner of the U.S. patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the U.S. patents.

        The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures.

        The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the YM BioSciences Australia Pty Ltd. products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

Risks Related To Our Common Shares, Financial Results And Need For Financing

        We are susceptible to general economic conditions.

        The past three years have been marked by global economic turmoil. Economic conditions worsened over the course of 2008, 2009 and 2010. These negative conditions remain substantial risks in 2011. General economic conditions may have a significant impact on us, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

        We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

        We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at March 31, 2011 we had cash and short-term deposits totalling $73,542,037 and accounts payables and accrued liabilities of $3,708,464.

        We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

        Our operating results and stock price may fluctuate significantly.

        The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the U.S. or other territories, if at all.

        There is no assurance that an active trading market in our common shares will be sustained.

        Our common shares are listed for trading on the on the NYSE Amex and on the TSX. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

        Our share price is volatile.

        The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

        We have not paid dividends.

        We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

        Our outstanding common shares could be subject to dilution.

        The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares. Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

        It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

        We are a corporation existing under the laws of Nova Scotia, Canada. Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or "blue sky" laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

        If there are substantial sales of our common shares, the market price of our common shares could decline.

        Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

        We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

        We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See "Description of Share Capital, Common Shares and Related Information".

Risks Related To Our Industry

        If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

        Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

        We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

        If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

        Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products.

        With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

        With respect to nimotuzamab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

        Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

        We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

        Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the U.S., is a long and costly process that is controlled by that particular country's national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the U.S. it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the U.S. does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

        Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling.

        None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing-Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the U.S., Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the U.S. It is in Phase II and III trials in certain of those territories.

        Nimotuzumab, which is being developed in Canada, the U.S., Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others.

The U.S. established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the U.S. Department of State as being a state sponsoring terrorism. As such the U.S. Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the U.S. or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the U.S. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the U.S., received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

        There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

        Changes in government regulations, although beyond our control, could have an adverse effect on our business.

        We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the U.S., the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

        Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

        These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

        Our success depends upon our ability to protect our intellectual property and our proprietary technology.

        Our success will depend, in part, on our ability and our licensors' ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

        Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

        We maintain patents in connection with CYT387, CYT997 and nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba. Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

        Our potential involvement in intellectual property litigation could negatively affect our business.

        Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

        Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

        Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10,000,000 per claim and a policy aggregate of $10,000,000. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

        We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

        The material differences between the Nova Scotia Companies Act (the "NSCA") as compared to the Delaware General Corporation Law ("DGCL") which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

        There are no proposed undisclosed material transactions that have progressed to a state where we believe that the likelihood of us completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, or merger and acquisition activity.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement, the net proceeds that we receive from the issue of our securities will be used for working capital and general corporate purposes. We intend to use the funds as stated in the applicable prospectus supplement.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

        Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at July 13, 2011, there were 116,681,948 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

        The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

        All of the common shares rank equally as to voting rights, participation in a distribution of the assets of our corporation on a liquidation, dissolution or winding-up of our corporation and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

        In the event of the liquidation, dissolution or winding-up of our corporation, the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of our corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

        There are no Class A preferred shares or Class B preferred shares outstanding. The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

        On November 28, 2007, our shareholders approved the renewal of a shareholder rights plan, which renewal was ratified on November 18, 2010. Pursuant to the renewed plan, the board of directors declared a distribution of one right for each outstanding common share to shareholders of record at the close of business on November 28, 2007 and authorized the issue of one right for each common share issued after that date and before the date that the plan expires or the rights separate from the common shares. The plan will expire at the close of business at the annual meeting of our shareholders to be held in 2017, subject to ratification of the plan by the shareholders every three years. The rights will separate from the common shares at the close of business on the eighth trading day (or such later day as determined by the board of directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the common shares by any person other than pursuant to a permitted bid. A "permitted bid" is an offer that is made to the holders of all common shares (other than the offeror) in compliance with the plan, is open for acceptance for at least 60 days, is accepted by holders holding more than 50% of the common shares and, if so accepted, is extended for a further 10 business days.

Dividend Policy

        We have not paid any dividends since our incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of the board of directors to retain all earnings to finance our business plan.

Trading Price and Volume

        Our common shares are listed on the TSX under the symbol "YM", on the NYSE Amex under the symbol "YMI" and on the AIM under the symbol "YMBA". The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of the common shares on the TSX and the NYSE Amex:

	TSX (C$)			NYSE Amex (US$)
Calendar Period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume

June 2010	$1.39	$1.18	112,638	$1.34	$1.15	374,329

July 2010	$1.52	$1.20	43,587	$1.47	$1.16	394,351

August 2010	$1.54	$1.34	25,583	$1.52	$1.27	418,794

September 2010	$1.74	$1.47	36,925	$1.70	$1.41	282,301

October 2010	$2.18	$1.80	65,281	$2.11	$1.79	476,701

November 2010	$2.16	$1.82	53,140	$2.12	$1.92	542,570

December 2010	$2.38	$1.66	146,173	$2.38	$1.65	1,663,734

January 2011	$2.68	$2.10	118,187	$2.69	$2.10	1,396,835

February 2011	$2.54	$2.29	31,764	$2.54	$2.32	771,505

March 2011	$2.68	$2.45	68,316	$2.77	$2.50	854,671

April 2011	$3.18	$2.39	102,148	$3.38	$2.49	1,460,509

May 2011	$3.61	$2.90	67,727	$3.65	$3.02	998,073

June 2011	$3.65	$2.37	50,681	$3.77	$2.41	1,322,848

July 1, 2011 to July 13, 2011	$2.89	$2.55	33,172	$3.02	$2.65	459,156

DESCRIPTION OF WARRANTS

        We may issue warrants to purchase common shares.

        We will not offer warrants for sale separately to any member of the public in the Province of Ontario unless the offering is in conjunction with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the Ontario Securities Commission.

        The prospectus supplement relating to any warrants offered hereunder will describe the terms of the warrants and the applicable offering, including some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the number of common shares that may be purchased on the exercise of the warrants and procedures that will result in an adjustment of that number;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

  •
  any other material terms of the warrants.

        Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares.

 DESCRIPTION OF UNITS

        We may issue units comprising any combination of the other securities described in this prospectus. Each unit will be issued so that the holder of such unit is also the holder of each security included in such unit. Therefore, the holder of a unit will have the rights and obligations of a holder of each included security (except in some cases where the right to transfer an included security of a unit may not occur without the transfer of the other included security comprising part of such unit).

        The prospectus supplement relating to any units offered hereunder will describe the terms of the units and the applicable offering, including some or all of the following:

  •
  the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

  •
  any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

  •
  whether the units will be issued in fully registered or global form.

        The preceding description and any description of units in the applicable prospectus supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the unit agreement, if any, and, if applicable, collateral agreements relating to such units.

PLAN OF DISTRIBUTION

        We may issue the securities offered by this prospectus in the Province of Ontario, Canada, the United States and elsewhere where permitted by law for cash or other consideration:

  •
  to or through underwriters, dealers, placement agents or other intermediaries,

  •
  directly to one or more purchasers, or

  •
  in connection with acquisitions by the Corporation.

        The prospectus supplement with respect to the securities will set forth the terms of the offering of the securities, including:

  •
  the name or names of any underwriters, dealers or other placement agents,

  •
  the purchase price of, and form of consideration for, the securities and the proceeds to us,

  •
  any delayed delivery arrangements,

  •
  any underwriting commissions, fees, discounts and other items constituting underwriters' compensation,

  •
  any offering price,

  •
  any discounts or concessions allowed or reallowed or paid to dealers, and

  •
  any securities exchanges on which the securities may be listed.

        Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

        The securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements maybe customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

        The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an investor who is subject to United States federal taxation.

AUDITORS

        The consolidated financial statements as at June 30, 2010 and 2009 and for each of the years in the three year period ended June 30, 2010 incorporated in this prospectus by reference have been audited by KPMG LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference.

LEGAL MATTERS

        Certain legal matters relating to the securities offered by this prospectus will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, with respect to matters of Canadian law, and Dorsey & Whitney LLP, Vancouver, B.C. and New York, NY with respect to matters of United States law. The partners and associates of Heenan Blaikie LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by YM.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the common shares is Mellon Investor Services LLC in the United States and Canadian Stock Transfer Company Inc. in Canada.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; consents of accountants and counsel; and powers of attorney.

35,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch
Wells Fargo Securities
JMP Securities
Collins Stewart
Redman & Renshaw, LLC
Roth Capital Partners

February 24, 2012

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  Filed pursuant to General Instruction II.L of Form F-10; File No. 333-175381

Prospectus Supplement
Prospectus
IMPORTANT NOTICE
ABOUT THIS PROSPECTUS SUPPLEMENT
EXCHANGE RATE INFORMATION
ENFORCEMENT OF CIVIL LIABILITIES
FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PROSPECTUS SUMMARY
RECENT DEVELOPMENTS
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
TRADING PRICE AND VOLUME
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UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
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EXCHANGE RATES
PRESENTATION OF FINANCIAL INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
FORWARD-LOOKING STATEMENTS
YM BIOSCIENCES INC.
RISK FACTORS
PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS
USE OF PROCEEDS
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DESCRIPTION OF WARRANTS
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CERTAIN INCOME TAX CONSIDERATIONS
AUDITORS
LEGAL MATTERS
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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT